American Express Company

200 Vesey Street

New York, New York 10285

March 24, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Gessert

Re:    American Express Company

Registration Statement on Form S-4, as amended (File No. 333-262685)

Dear Mr. Gessert:

With respect to the above-referenced registration statement (the “Registration Statement”), and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it will be declared effective at 4:00 p.m. (Eastern Time) on March 28, 2022, or as soon as practicable thereafter.

Please contact Craig B. Brod or Francesca L. Odell of Cleary Gottlieb Steen & Hamilton LLP, counsel to American Express Company, at (212) 225-2650 or (212) 225-2530, respectively, or via email at cbrod@cgsh.com or flodell@cgsh.com, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

AMERICAN EXPRESS COMPANY

By:	/s/ David A. Kanarek
Name:	David A. Kanarek
Title:	Managing Counsel

cc:    Craig B. Brod

Cleary Gottlieb Steen & Hamilton LLP

(212) 225-2650

Francesca L. Odell

Cleary Gottlieb Steen & Hamilton LLP

(212) 225-2530